                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            DEVON ENERGY CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   25179M 10 3
                                   -----------
                                 (CUSIP Number)


                              Spiros N. Vassilakis
                            GPM, Inc. and Affiliates
                        2002 Timberloch Place, Suite 260
                           The Woodlands, Texas 77380
                                 (713) 377-5609
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 24, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 25179M 10 3

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NUMBER

    George P. Mitchell

    Social Security Number ###-##-####
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           13,281,419 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          598,166 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    13,281,419 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    598,166 shares
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,879,585 shares, includes 598,166 shares as to which beneficial ownership is disclaimed
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- --------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 25179M 10 3

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NUMBER

    Cynthia Woods Mitchell

    Social Security Number ###-##-####
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       [ ]
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          598,166 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    598,166 shares
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     598,166 shares
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Devon Energy Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (b) This statement is filed by George P. Mitchell, whose principal business address is 2001 Timberloch Place, The Woodlands, Texas 77380, and his wife, Cynthia Woods Mitchell, whose principal business mailing address is P. O. Box 7719, The Woodlands, Texas 77387.

         (c) Prior to the consummation of the merger referred to in Item 3 below on January 24, 2002, Mr. Mitchell was the Chairman and Chief Executive Officer of Mitchell Energy & Development Corp. ("Mitchell"). Mr. Mitchell is now a private investor. Mrs. Mitchell is a homemaker.

         (d) During the last five years, neither Mr. nor Mrs. Mitchell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Mr. nor Mrs. Mitchell has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. and Mrs. Mitchell are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Mitchell and Mrs. Mitchell acquired beneficial ownership of 13,281,419 and 598,166 shares, respectively, of Common Stock on January 24, 2002, upon the consummation of the merger of Mitchell into one of the Company's wholly owned subsidiaries (the "Merger"). Under the Amended and Restated Plan and Agreement of Merger dated as of August 13, 2001 among the Company, certain subsidiaries of the Company and Mitchell (the "Merger Agreement"), each share of Mitchell's Class A Common Stock, $0.10 par value (other than certain excluded shares), issued and outstanding at the time of the Merger was converted into
 .585 of a share of Common Stock and the right to receive $31.00 in cash.

ITEM 4.  PURPOSE OF TRANSACTION

         Except as otherwise noted in this statement, neither Mr. Mitchell nor Mrs. Mitchell currently has any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. At the effective time of the Merger, J. Todd Mitchell, an adult son of Mr. and Mrs. Mitchell, was appointed to the Board of Directors of the Company pursuant to the terms of the Merger Agreement. J. Todd Mitchell is the sole manager of a limited liability company that is the general partner of a family limited partnership that owns 351,000 shares of Common Stock. The general partner owns a 0.1% general partnership interest in the family limited partnership; trusts (of which J. Todd Mitchell is the sole trustee) for the benefit of each of Mr. and Mrs. Mitchell's ten adult children each owns a 9.49% limited partnership interest in the family limited partnership; and Mr. and Mrs. Mitchell own the remaining 5% limited partnership interest in the partnership. Mr. and Mrs. Mitchell disclaim the formation of a group with J. Todd Mitchell in his capacity as the sole manager of the general partner of the foregoing family partnership.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the number of shares of Common Stock beneficially owned by Mr. Mitchell and Mrs. Mitchell immediately following the consummation of the Merger on January 24 , 2002:


           OWNER                                               SHARES BENEFICIALLY OWNED(5)
- --------------------------     ------------------------------------------------------------------------------------------

                                    SOLE VOTING              SHARED                                      PERCENTAGE
                                        AND                VOTING AND                                        OF
                                 DISPOSITIVE POWER      DISPOSITIVE POWER          TOTAL           OUTSTANDING SHARES (4)
                               --------------------  ----------------------  ----------------    ------------------------

George P. Mitchell               13,281,419(1)(2)           598,166(3)           13,879,585                 9.0%

Cynthia Woods Mitchell           -0-                        598,166(1)              598,166                 0.4%

- --------------------
(1) Subject to shared power of spouse under applicable Texas marital property laws.

(2) Includes 789,600 shares of Common Stock which Mr. Mitchell has the right to acquire within 60 days following January 24, 2002 upon the exercise of options that were originally issued by Mitchell and assumed by the Company in the Merger.

(3) Owned of record by Cynthia Woods Mitchell. Mr. Mitchell disclaims beneficial ownership of these shares.

(4) For purposes of this calculation with respect to Mr. Mitchell, 154,202,592 shares of Common Stock were assumed to be outstanding, consisting of: (a) the 124,022,835 shares of Common Stock outstanding as of December 10, 2001;
    (b) the 29,390,157 shares of Common Stock assumed to be issued upon the consummation of the Merger in respect of the 50,239,586 shares of Mitchell Class A Common Stock that were outstanding as of December 10, 2001; and (c) the 789,600 shares of Common Stock referred to in footnote (2) above. For purposes of this calculation with respect to Mrs. Mitchell, 153,412,992 shares of Common Stock were assumed to be outstanding, consisting of the shares described in clauses (a) and (b) above.

(5) See Item 6 below for information relating to the terms of an Investor Rights Agreement that contains certain restrictions on the ability of Mr. and Mrs. Mitchell and certain transferees to sell or otherwise dispose of the shares of Common Stock received in the Merger.

         Neither Mr. Mitchell nor Mrs. Mitchell has engaged in any transaction in shares of Common Stock within the past 60 days, other than those resulting from the consummation of the transactions contemplated by the Merger Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Company, one of the Company's subsidiaries and Mr. and Mrs. Mitchell entered into an Amended and Restated Investor Rights Agreement dated as of August 13, 2001 (the "Investor Rights Agreement") as an inducement and a condition to the Company's execution of the Merger Agreement. The Investor Rights Agreement contains restrictions on the ability of Mr. and Mrs. Mitchell and certain transferees to sell or otherwise dispose of the Common Stock that they received in the Merger. Specifically, Mr. and Mrs. Mitchell have agreed not to dispose, other than pursuant to an underwritten registered offering or to certain permitted transferees, of the Common Stock that they received in the Merger for a period of nine months after January 24, 2002, except that Mr. and Mrs. Mitchell may dispose of up to 2,000,000 shares to foundations or other charitable organizations. After the expiration of the nine-month period, Mr. and Mrs. Mitchell have agreed to not dispose, other than pursuant to a registered offering or to certain permitted transferees, of more than 1,000,000 shares of Common Stock in any calendar quarter. In addition, beginning in the first calendar quarter of 2002, Mr. and Mrs. Mitchell may dispose of up to 500,000 shares of Common Stock per calendar quarter to foundations or other charitable organizations.

         In the Investor Rights Agreement, the Company has granted Mr. and Mrs. Mitchell the right to demand registration on two separate occasions of the shares of Common Stock that they received in the merger and the right to "piggyback" registration of those shares in the event that the Company effects a registration for other reasons. Mr. and Mrs. Mitchell's registration rights are subject to customary restrictions such as blackout periods and limitations on the number of shares to be included in any underwritten offering imposed by the managing underwriter. All registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes and Mr. and Mrs. Mitchell's legal fees, will be paid by the Company.

         The preceding summary of the Investors Rights Agreement does not purport to be complete. Reference is made to the full text of the Investors Rights Agreement that is filed as an exhibit to this statement and is incorporated in this Schedule 13D by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         E-1. Joint Filing Agreement dated as of January 25, 2002 between George
P. Mitchell and Cynthia Woods Mitchell.

         E-2. Amended and Restated Investor Rights Agreement dated as of August 13, 2001 by and among Devon Energy Corporation, Devon Holding Corporation, George P. Mitchell and Cynthia Woods Mitchell (incorporated by reference to
Exhibit 99(a)(3) to Devon Energy Corporation's Amendment No. 1 to Schedule 13D relating to the Class A Common Stock, par value $0.10 per share, of Mitchell Energy & Development Corp. that was filed on October 10, 2001).

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. Dated: January 25, 2002.


                                       /s/ George P. Mitchell
                                       -----------------------------------------
                                       George P. Mitchell



                                       /s/ Cynthia Woods Mitchell
                                       -----------------------------------------
                                       Cynthia Woods Mitchell

                               INDEX TO EXHIBITS


EXHIBIT NO.                       DESCRIPTION
- -----------                       -----------

    E-1. Joint Filing Agreement dated as of January 25, 2002 between George P. Mitchell and Cynthia Woods Mitchell.

    E-2. Amended and Restated Investor Rights Agreement dated as of August 13, 2001 by and among Devon Energy Corporation, Devon Holding Corporation, George P. Mitchell and Cynthia Woods Mitchell (incorporated by reference to Exhibit 99(a)(3) to Devon Energy Corporation's Amendment No. 1 to Schedule 13D relating to the Class A Common Stock, par value $0.10 per share, of Mitchell Energy & Development Corp. that was filed on October 10, 2001).